Exhibit 99.1

Preliminary Results Show SINOVAC’s COVID-19 Vaccine Demonstrates Good Safety Profile Among the Pediatric and Adolescent Population

BEIJING, China, November 9, 2021 -- SINOVAC Biotech Ltd. (NASDAQ: SVA) (“SINOVAC” or the “Company”), a leading provider of biopharmaceutical products in China, announced new preliminary data on its inactivated COVID-19 vaccine CoronaVac®. The results from statistics analysis under blind status indicated that CoronaVac® is safe for healthy people of different races in the pediatric and adolescent population ranging from 3 to 17 years of age.

The multi-center, case-driven, randomized, double-blind, and placebo-controlled phase III study is currently being conducted in South Africa, Chile, Malaysia, and the Philippines. As of October 2021, a total of 2,140 participants ranging from 6 months to 17 years of age have been enrolled in the study, including 684 participants in the safety subgroup. The blind safety data analysis for this subgroup shows a good safety profile among healthy participants aged from 3 to 17 years. The research will continue to be carried out in 6 months infants and young children. The research results will provide a stronger scientific basis for countries to safely carry out the new crown vaccination work for minors over 6 months of age.

Results from the safety data for the 684 participants in the safety subgroup found that the incidence of adverse effects after the second dose of vaccination was much lower than that of the first dose. Local and systemic adverse effects were mainly pain at the injection site and headache and fever, respectively. Severity was milder at grades 1 and 2, and no suspicious and unexpected serious adverse effects occurred.

The preliminary results of this international multi-center phase III clinical study have shown that the overall incidence of adverse effects among subjects is similar to that among domestic adolescents and children phase I/II clinical trials. The findings suggest that CoronaVac® has a good safety profile among the healthy pediatric and adolescent population ranging from 3 to 17 years old. Further research results are expected to provide a scientific basis for safe vaccination with CoronaVac® for infants as young as 6 months of age.

Since September of this year, several countries, including Chile, Ecuador, El Salvador, Colombia, Cambodia, and Indonesia, have approved the use of CoronaVac® for healthy people in the 3-17 age range. In China, as of the end of October, more than 110 million doses of CoronaVac® have been administered to groups of minors under 18 years of age.

About SINOVAC

SINOVAC Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacturing and commercialization of vaccines that protect against human infectious diseases. SINOVAC's product portfolio includes vaccines against COVID-19, enterovirus71 (EV71), hepatitis A and B, seasonal influenza, 23-Valent pneumococcal polysaccharide (“PPV”), H5N1 pandemic influenza (avian flu), H1N1 influenza (swine flu), varicella, mumps and Poliomyelitis. SINOVAC’s COVID-19 vaccine, CoronaVac®, has been granted emergency use approval or conditional marketing authorization by over 50 countries or regions worldwide. Healive®, the hepatitis A vaccine manufactured by the Company, has passed the assessment under WHO prequalification procedures in 2017. The EV71 vaccine, an innovative vaccine developed by SINOVAC against hand foot and mouth disease caused by EV71, was commercialized in China in 2016. In 2009, SINOVAC was the first company worldwide to receive approval for its H1N1 influenza vaccine, which it has supplied to the Chinese Government's vaccination campaign and stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine to the government stockpiling program. In 2021, SINOVAC’s Sabin-strain inactivated polio vaccine has approved for registration. The Company is developing several new products including combined vaccines. SINOVAC primarily sells its vaccines in China, while also exploring growth opportunities in international markets. The Company is seeking market authorization of its products in over 30 countries outside of China. For more information, please see the Company’s website at www.sinovac.com.

Safe Harbor Statement

This press release may include certain statements that are not descriptions of historical facts, but are forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. In particular, the outcome of any litigation is uncertain, and the Company cannot predict the potential results of the litigation it filed or filed against it by others. Additionally, the triggering of a shareholder rights plan is nearly unprecedented, and the Company cannot predict the impact on the Company or its stock price as a result of the trigger of the rights plan.

Contacts

Sinovac Biotech Ltd.

Helen Yang

Tel: +86-10-8279-9871 or

+86-10-5693-1897

Fax: +86-10-6296-6910

Email: ir@sinovac.com

ICR Inc.

Bill Zima

U.S.: 1-646-308-1707

Email: william.zima@icrinc.com